
GRASIM
ADITYA BIRLA GROUP

03 NOV 21 AM 7:21

82-3322

By Air Mail

23rd October, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :


03037674

Dear Sir,

In terms of Clause 30 of the Listing Agreement, we wish to inform you that in the meeting of the Board of Directors of the Company held today, the Board has appointed Shri Y.P. Gupta as an Additional Director of the Company.

Thanking you,

Yours faithfully,

SUPPL

Ashok Malu
Company Secretary

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

11/26

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
1, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

03 NOV 21 AM 7:21

By Air Mail

23rd October, 2003

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax :

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter / half year ended 30th September, 2003, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

[signature]

Ashok Malu
Company Secretary

Encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

Press Release

Mumbai, 23rd October, 2003

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
REPORTS EXCELLENT PERFORMANCE FOR Q2– FY 2004

Profit after Tax for Q2 : Rs.203 Crores, up 58%

(Rs. Crores)

	Quarter Ended 30.09.2003 (Un-audited)	Quarter Ended 30.09.2002 (Un-audited)	Variation %	Financial Year Ended 31.03.2003 (Audited)
Net Turnover	1,177.2	1,112.9	6	4,626.3
PBIDT	**337.1**	**286.7**	**18**	**1,141.6**
Interest	40.3	43.1	(7)	168.4
Gross Profit	**296.8**	**243.6**	**22**	**973.2**
Depreciation	68.4	62.8	9	254.1
Profit before Taxes and Exceptional Items	**228.4**	**180.8**	**26**	**719.1**
Total Tax Expenses	53.0	50.5	5	177.0
Net Profit before Exceptional Items	**175.4**	**130.3**	**35**	**542.1**
Exceptional items (net)	27.5	(-) 1.6		(-) 174.5
Net Profit after Total Taxes and Exceptional Items	**202.9**	**128.7**	**58**	**367.6**

Grasim, the flagship Company of the Aditya Birla Group, has recorded a growth of 35% in its Net Profit (before exceptional items) at Rs.175 crores as against Rs.130 crores in the corresponding quarter of the previous year. Overall increase in the net profit is to the tune of 58%.

The table below provides the highlights of Grasim's operations:

PRODUCTION / TURNOVER

Products		Q2 FY2004	Q2 FY2003	Variation	FY 2003
Production Volumes					
Viscose Staple Fibre	M.T.	59225	60444	-2%	224610
Cement	Mn. M.T.	2.82	2.60	9%	11.09
White Cement	M.T.	68947	72797	-5%	310163
Sponge Iron	M.T.	143146	157807	-9%	612879
Caustic Soda	M.T.	42481	39765	7%	151445
Sales Volumes					
Viscose Staple Fibre	M.T.	53297	58867	-9%	227900
Cement	Mn. M.T.	2.88	2.67	8%	11.16
White Cement	M.T.	72684	73251	-1%	305223
Sponge Iron	M.T.	143677	147660	-3%	612425
Caustic Soda	M.T.	41030	38638	6%	150825

NET REALISATION

Products		Q2 FY2004	Q2 FY2003	Variation	FY 2003
Viscose Staple Fibre	Rs./M.T.	71613	67550	6%	67921
Cement	Rs./M.T.	1594	1657	-4%	1690
White Cement	Rs./M.T.	5389	5496	-2%	5534
Sponge Iron	Rs./M.T.	8292	6077	36%	6379
Caustic Soda (ECU)	Rs/.M.T.	16343	14334	14%	14402

VSF BUSINESS

Capacity utilization of VSF business stood at 107% as against 110% of the corresponding period in the previous year. This marginal fall is attributable to the delayed monsoons. Sales volumes registered a decline as demand from yarn exporters fell. Higher realization, coupled with ongoing cost optimization measures, has enabled the Company to partially offset the impact of lower volumes and increased input costs.

The Company's thrust on product development and application enlargement is yielding results. Its endeavours in this direction have met with considerable encouragement from the market. The Company is fully geared to capitalize on the increased demand for the product that it has generated.

The Company's VSF Research and Application Centre at Kharach, at an outlay of Rs.27 crores, is progressing well and will be operational by the year 2005. This would act as a fillip in furthering the usage of VSF.

CEMENT BUSINESS

The Cement Business has registered a noteworthy growth, both in production and sales, which were up by 9% and 8% respectively over the corresponding quarter. The share of blended cement in the total sales volumes increased from 34% to 47%.

The capital outlay for the financial years '04 and '05 is in the region of Rs.306 crores. The implementation of ongoing modernization and capacity expansion through de-bottlenecking will help raise Grasim's cement capacity to 13.47 million tonnes by FY 2004.

The Government's focus on the development of the infrastructure sector, aided by the expected strong growth in the housing sector, should augur well for the Company's Cement Business.

Besides, the good monsoon in this year should provide the stimulus to economic growth, which in turn would help enhance the performance of the Company in this sector.

STAKE IN LARSEN & TOUBRO'S CEMENT BUSINESS

As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Limited (L&T) into a separate Company (Cemco), the Company proposes to acquire 8.5% equity stake in Cemco from L&T and to make an open offer for purchase of an additional 30% of the equity of Cemco. Post demerger, the Company also proposes to sell its entire holding in L&T to L&T Employees Welfare Foundation.

The completion of the demerger process and consequential acquisition / sale of shares is subject to various statutory and regulatory approvals. Steps are afoot to complete the transaction expeditiously.

SPONGE IRON BUSINESS

The Sponge Iron Business has posted an excellent performance. Supported by increased demand from steel industries and higher international scrap prices, Realisation at Rs.8292 per MT is up by 36% over the corresponding quarter of the previous year.

A planned shutdown for maintenance has led to lower capacity utilization at 64% (70%). Consequently, sales volumes are marginally less by 3% over the corresponding quarter.

The demand for steel continues to be on the upswing, both in the domestic and international markets. The outlook for the Sponge Iron business thus seems to be encouraging. However, the availability of natural gas and its pricing continue to remain an area of concern in the short term.

CHEMICAL BUSINESS

The Company has recorded an all round improvement in the Chemical business. Production of Caustic Soda was up by 7% at 42481 MT. Sales volumes too registered a growth of 6% at 41030 MT as compared to the corresponding quarter. ECU realization also improved during the quarter by 14% at Rs.16343 per MT.

The Company will continue its focus on optimum utilization of capacity and development of ancillary products for higher value addition and realization.

OUTLOOK

Given Grasim's expanded capacities and leadership status in its key business segments, the Company is poised for a significant growth in the years ahead. Measures towards cost optimization, effective financial management and continuous restructuring of business processes are also expected to raise the Company's performance levels in the years to come.

-----OOO-----



UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2003

Rs in Crores

	Three Months Ended 30th September 2003	Three Months Ended 30th September 2002	Six Months Ended 30th September 2003	Six Months Ended 30th September 2002	Year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**1,177.23**	**1,112.85**	**2,351.90**	**2,248.36**	**4,626.29**
Other Income	66.54	36.61	87.60	45.88	115.84
Total Expenditure					
- Decrease / (Increase) in Stock	(32.16)	(1.48)	15.12	64.71	16.70
- Raw Material Consumed	322.82	279.79	596.87	529.52	1,175.91
- Purchases of Finished Goods	14.35	2.11	26.87	6.53	17.62
- Payment to & Provision for Employees	85.06	78.75	165.58	153.93	326.32
- Power & Fuel	220.74	209.88	422.44	411.65	855.53
- Freight, Handling & Other expenses	120.91	118.80	246.86	256.23	508.68
- Other Expenditure	174.91	174.91	339.34	330.24	699.70
Total Expenditure	**906.63**	**862.76**	**1,813.08**	**1,752.81**	**3,600.46**
Interest	40.31	43.16	79.39	87.34	168.41
Gross Profit	**296.83**	**243.54**	**547.03**	**454.09**	**973.26**
Depreciation	68.39	62.77	135.40	125.19	254.14
Profit before Exceptional Items and Tax	**228.44**	**180.77**	**411.63**	**328.90**	**719.12**
Tax Provision of earlier years written back	-	-	-	-	40.00
Profit on Sale of Shares in Indo-Gulf Fertilizers Ltd.	28.89		28.89		
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.		-	-	-	(208.62)
Employees separation cost	(1.35)	(1.60)	(4.05)	(3.26)	(5.92)
Profit before Tax Expense	**255.98**	**179.17**	**436.47**	**325.64**	**544.58**
Provision for Current Tax	(51.00)	(45.00)	(99.00)	(79.00)	(192.00)
(Deferred Tax) / Deferred Tax write-back	(2.00)	(5.50)	(4.00)	(12.50)	15.00
Net Profit	**202.98**	**128.67**	**333.47**	**234.14**	**367.58**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,879.35
Basic & Diluted EPS for the period (Rupees)	**22.14**	**14.03**	**36.37**	**25.54**	**40.09**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			72954098	72954440	72954440
- Percentage of Shareholding			79.58%	79.58%	79.58%

Notes:

1. As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) into a Separate Company (Cemco), the Company proposes to acquire 8.5% equity stake in Cemco from L&T and to make an open offer for purchase of an additional 30% of the equity of Cemco.Post demerger, the Company also proposes to sell its entire holding in L&T to L&T Employees Welfare Foundation.
   The completion of the demerger process and consequential acquisition/sale of shares is subject to various statutory and regulatory approvals.

Cont. on P

[illegible]

2. Segment Reporting:

Rs. in Crores

	Three Months Ended 30th September 2003	Three Months Ended 30th September 2002	Six Months Ended 30th September 2003	Six Months Ended 30th September 2002	Year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
b Cement	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
c Sponge Iron	122.89	[illegible]	[illegible]	[illegible]	[illegible]
d Chemicals	78.00	66.06	151.58	[illegible]	[illegible]
e Textiles	67.26	57.60	119.33	[illegible]	231.06
f Others	0.00	0.69	0.01	3.34	5.73
TOTAL	1,210.89	1,140.84	2,407.27	2,299.71	4,730.43
(Less) : Inter Segment Revenue	(33.66)	(27.99)	(55.37)	(51.35)	(104.14)
Net Sales / Income from Operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2. SEGMENT RESULTS					
a Fibre & Pulp	138.70	145.69	235.38	269.88	543.81
b Cement	35.15	25.47	103.77	87.29	222.02
c Sponge Iron	32.01	13.07	71.63	24.47	66.56
d Chemicals	16.55	17.55	23.95	21.87	38.38
e Textiles	0.36	(4.66)	(0.55)	[illegible]	(22.12)
f Others	[illegible]	(2.54)	[illegible]	[illegible]	[illegible]
TOTAL	222.64	194.58	[illegible]	[illegible]	[illegible]
Add / (Less) :					
Interest	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Net Unallocable Income / (Expenditure)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Profit before Exceptional Items and Tax Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Tax Provision of earlier years written back	-	-	-	-	[illegible]
Profit on Sale of Shares in [illegible] Ltd.	[illegible]		[illegible]		
Loss on Sale of Shares in [illegible] Ltd.		-		-	[illegible]
Employee separation cost	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Profit Before Tax Expenses	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3. CAPITAL EMPLOYED					
a Fibre & Pulp	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
b Cement	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
c Sponge Iron	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
d Chemicals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
e Textiles	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
f Others	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
g Unallocated Corporate Capital Employed	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
TOTAL CAPITAL EMPLOYED	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

3. [illegible]

Fibre & Pulp - [illegible]

Chemicals - [illegible]

Cement - [illegible]

Sponge Iron - [illegible]

Textiles - [illegible]

4. [illegible] :

Rs. in Crores

	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Fibre & Pulp	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Chemical	[illegible]	-	[illegible]	[illegible]	[illegible]
Cement	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Textiles	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

5. Previous period's [illegible]

6. During the quarter, [illegible] at the end of the quarter.

7. The above results have been [illegible] by the Audit Committee, [illegible]

8. The Limited Review, as required under clause 41 of listing agreement, has been completed and the [illegible]

For and on behalf of Board of Directors

Place : Mumbai
Date : 23rd October, 2003

Shailendra K. Jain
Whole-time Director

LODHA & CO.
CHARTERED ACCOUNTANTS
12, Bhagat Singh Marg,
Gole Market,
New Delhi – 110 001.

G.P. KAPADIA & CO.
CHARTERED ACCOUNTANTS
Hamam House,
Ambalal Doshi Marg,
Hamam Street,
Mumbai – 400 023

AUDITORS' REVIEW REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

We have reviewed the accompanying statement of un-audited financial results of Grasim Industries Limited for the Quarter/ Half-year ended on September 30, 2003. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement."

For LODHA & CO.,
Chartered Accountants

LODHA & CO. NEW DELHI Chartered Accountants

NARENDRA LODHA
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

G. P. KAPADIA & CO. MUMBAI CHARTERED ACCOUNTANTS

ATUL B. DESAI
Partner

Place Mumbai
Date 23rd October, 2003



UNAUDITED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED 30TH SEPTEMBER, 2003

Rs in Crores

	Three Months Ended 30th September 2003	Three Months Ended 30th September 2002	Six Months Ended 30th September 2003	Six Months Ended 30th September 2002	Year ended 31st March 2003 (Audited)
Net Sales / Income from Operations	**1,177.23**	**1,112.85**	**2,351.90**	**2,248.36**	**4,626.29**
Other Income	66.54	36.61	87.60	45.88	115.84
Total Expenditure					
- Decrease / (Increase) in Stock	(32.16)	(1.48)	15.12	64.71	16.70
- Raw Material Consumed	322.82	279.79	596.87	529.52	1,175.91
- Purchases of Finished Goods	14.35	2.11	26.87	6.53	17.62
- Payment to & Provision for Employees	85.06	78.75	165.58	153.93	326.32
- Power & Fuel	220.74	209.88	422.44	411.65	855.53
- Freight , Handling & Other expenses	120.91	118.80	246.86	256.23	508.68
- Other Expenditure	174.91	174.91	339.34	330.24	699.70
Total Expenditure	**906.63**	**862.76**	**1,813.08**	**1,752.81**	**3,600.46**
Interest	40.31	43.16	79.39	87.34	168.41
Gross Profit	**296.83**	**243.54**	**547.03**	**454.09**	**973.26**
Depreciation	68.39	62.77	135.40	125.19	254.14
Profit before Exceptional Items and Tax	**228.44**	**180.77**	**411.63**	**328.90**	**719.12**
Tax Provision of earlier years written back	-	-	-	-	40.00
Profit on Sale of Shares in Indo-Gulf Fertilizers Ltd.	28.89		28.89		
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.		-		-	(208.62)
Employees separation cost	(1.35)	(1.60)	(4.05)	(3.26)	(5.92)
Profit before Tax Expense	**255.98**	**179.17**	**436.47**	**325.64**	**544.58**
Provision for Current Tax	(51.00)	(45.00)	(99.00)	(79.00)	(192.00)
(Deferred Tax) / Deferred Tax write-back	(2.00)	(5.50)	(4.00)	(12.50)	15.00
Net Profit	**202.98**	**128.67**	**333.47**	**234.14**	**367.58**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					2,879.35
Basic & Diluted EPS for the period (Rupees)	**22.14**	**14.03**	**36.37**	**25.54**	**40.09**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			72954098	72954440	72954440
- Percentage of Shareholding			79.58%	79.58%	79.58%

Notes:

1. As a part of the proposal for the demerger of Cement Business of Larsen & Toubro Ltd. (L&T) into a Separate Company (Cemco), the Company proposes to acquire 8.5% equity stake in Cemco from L&T and to make an open offer for purchase of an additional 30% of the equity of Cemco.Post demerger, the Company also proposes to sell its entire holding in L&T to L&T Employees Welfare Foundation.
   The completion of the demerger process and consequential acquisition/sale of shares is subject to various statutory and regulatory approvals.

Cont. on Page


LODHA & CO.
NEW DELHI
Chartered Accountants


G. P. KAPADIA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

2. Segments Reporting:

Rs. in Crores

	Three Months Ended 30th September 2003	Three Months Ended 30th September 2002	Six Months Ended 30th September 2003	Six Months Ended 30th September 2002	Year ended 31st March 2003 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	396.81	414.23	789.31	833.25	1,643.66
b Cement	545.93	511.55	1,118.02	1,054.43	2,187.30
c Sponge Iron	122.89	90.71	248.72	178.45	405.97
d Chemicals	78.00	66.06	131.88	118.72	256.71
e Textiles	67.26	57.60	119.33	111.52	231.06
f Others	0.00	0.69	0.01	3.34	5.73
TOTAL	1,210.89	1,140.84	2,407.27	2,299.71	4,730.43
(Less) : Inter Segment Revenue	(33.66)	(27.99)	(55.37)	(51.35)	(104.14)
Net Sales / Income from Operations	1,177.23	1,112.85	2,351.90	2,248.36	4,626.29
2. SEGMENT RESULTS					
a Fibre & Pulp	138.70	145.69	235.38	269.88	543.81
b Cement	35.15	25.47	103.77	87.29	222.02
c Sponge Iron	32.01	13.07	71.63	24.47	66.56
d Chemicals	16.55	17.55	23.95	21.87	38.38
e Textiles	0.36	(4.66)	(0.55)	(13.20)	(22.12)
f Others	(0.13)	(2.54)	(0.14)	(3.95)	(4.08)
TOTAL	222.64	194.58	434.04	386.36	844.57
Add / (Less) :					
Interest	(40.31)	(43.16)	(79.39)	(87.34)	(168.41)
Net Unallocable Income / (Expenditure)	46.11	29.35	56.98	29.88	42.96
Profit before Exceptional Items and Tax Expense	228.44	180.77	411.63	328.90	719.12
Tax Provision of earlier years written back	-	-	-	-	40.00
Profit on Sale of Shares in Indo-Gulf Fertilizers Ltd.	28.89		28.89		
Loss on Sale of Shares in Mangalore Refinery & Petrochemicals Ltd.		-		-	(208.62)
Employees separation cost	(1.35)	(1.60)	(4.05)	(3.26)	(5.92)
Profit Before Tax Expenses	255.98	179.17	436.47	325.64	544.58
3. CAPITAL EMPLOYED					
a Fibre & Pulp	823.35	789.76	823.35	789.76	850.57
b Cement	2,006.77	2,043.53	2,006.77	2,043.53	2,087.69
c Sponge Iron	451.36	515.59	451.36	515.59	497.76
d Chemicals	204.02	211.70	204.02	211.70	210.75
e Textiles	110.22	118.11	110.22	118.11	109.34
f Others	2.31	5.56	2.31	5.56	3.44
TOTAL	3,598.03	3,684.25	3,598.03	3,684.25	3,759.55
g Unallocated Corporate Capital Employed	2,508.39	1,784.07	2,508.39	1,784.07	1,919.33
TOTAL CAPITAL EMPLOYED	6,106.42	5,468.32	6,106.42	5,468.32	5,678.88

3. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the above segments are as under :

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	- Caustic Soda & Allied Chemicals
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Textiles	- Fabrics & Yarn

4. Segment-wise break-up for Employee Separation Cost is as under :

Rs. in Crores

	Q2-FY2004	Q2-FY2003	H1-FY2004	H1-FY2003	FY2003
Fibre & Pulp	0.84	0.52	2.48	1.49	3.58
Chemical	0.38	-	1.10	0.39	1.16
Cement	0.04	0.17	0.24	0.28	0.73
Textiles	0.09	0.91	0.12	1.10	0.45

5. Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.
6. During the quarter, total eight investor complaints were received , which were promptly attended by the Company. No complaints were pending either at the beginning or at the end of the quarter.
7. The above results have been reviewed by the Audit Committee , and have been taken on record at the meeting of the Board of Directors held on 23rd October,2003.
8. The Limited Review , as required under clause 41 of listing agreement , has been completed and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 23rd October , 2003

Shailendra K. Jain
Whole-time Director